China Technology Announces Change of Directors and Officers

HONG KONG, May 23, 2007 — China Technology Development Group Corporation (Nasdaq: CTDC; “CTDC” or the “Company”) announced today that Mr. Changshan Zhao has resigned as Executive Director and Chairman of Board of Directors of the Company (the “Board”). Mr. Kang Li, who joined the Company as Chief Investment Officer with effect from March 26, 2007, was appointed as Executive Director of the Company by the Board, with effect from May 23, 2007. Mr. Alan Li, Executive Director and Chief Executive Officer of the Company, was elected and appointed as Chairman of the Board, with effect from May 23, 2007.

The Company further announced that Mr. Yibing Zhang has resigned from the position of Chief Financial Officer and Company Secretary, whose resignation was approved by the Board, with effect from May 15, 2007. There were no disagreements between Mr. Zhang and the Company on any matter relating to the Company’s operations, policies or practices which resulted in his resignation. The Board has authorized the Company’s Nominating Committee to immediately identify an appropriate candidate to fill the vacancy left by Mr. Zhang. The Board has appointed Mr. Kang Li as Acting Chief Financial Officer and Company Secretary and he will serve as Acting Chief Financial Officer and Company Secretary upon appointment of new Chief Financial Officer and Company Secretary.

About CTDC:

CTDC is engaged in information network security and nutraceutical business in China. CTDC’s ultimate principal shareholder is China Merchants Group (www.cmhk.com), one of the leading Chinese state-owned enterprises in China. For more information, please visit our website at www.chinactdc.com.

Forward-Looking Statement Disclosure:

This press release of the Company, which is a foreign private issuer, on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “potential”, “predict”, “should”, or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, level of activity, performance or achievements to be materially different from any future results, level of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, level of activity, performance or achievements. The Company’s expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.